Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entities

Place of Incorporation
Subsidiaries
Giganology (Shenzhen) Co. Ltd.	PRC
Xunlei Network Technologies Limited	British Virgin Islands
Xunlei Network Technologies Limited	Hong Kong
Xunlei Computer (Shenzhen) Co., Ltd.	PRC
Variable Interest Entities
Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC
Shenzhen Onething Technologies Co., Ltd.	PRC